SECURITIES AND EXCHANGE COMMISSION

05039691

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43912

SEC MAIL RECEIVED PROCESSING MAR 25 2005 WASH, D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IXIS Securities North America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sieczka	**(212) 891-6177**
	(Area Code – Telephone Number)

PROCESSED APR 04 2005 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/2005

3/29

AFFIRMATION

I, Paul Sieczka, and I, Luc de Clapiers, affirm that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXIS Securities North America Inc., as of December 31, 2004, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul Sieczka

Financial Principal
Title

Luc de Clapiers

President and Chief Executive Officer
Title

Notary Public

JOSEPHINE A. RUSSELL
Notary Public, State of New York
No. 31-01RU5051160
Qualified in New York County
Commission Expires February 7, 2006

IXIS Securities North America Inc.

Formerly known as Caisse des Dépôts Securities Inc.

(A wholly owned subsidiary of
IXIS Capital Markets North America Inc.)

Statement of Financial Condition
December 31, 2004
(Available for public inspection)

IXIS Securities North America Inc.
Table of Contents
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
IXIS Securities North America Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of IXIS Securities North America Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 23, 2005

IXIS Securities North America Inc.
Statement of Financial Condition (in thousands, except share and per share amounts)
December 31, 2004

Assets		
Cash and cash equivalents	$	93,118
Securities purchased under agreements to resell		7,074,488
Securities owned, pledged		28,924
Due from clearing corporation		13,182
Accrued interest receivable		5,712
Due from affiliates		1,963
Deferred tax asset		386
Other assets		96
Securities failed to deliver		327,668
Total assets	$	7,545,537
Liabilities and Stockholder's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	7,051,019
Securities sold, but not yet purchased		49,575
Due to affiliates, net		19,700
Accrued interest payable		8,830
Other liabilities		2,646
Securites failed to receive		327,535
Subordinated loans		75,000
Total liabilities		7,534,305
Stockholder's equity		
Common stock, $1.00 par value; 10,000 shares authorized, 850 shares issued and outstanding		1
Additional paid-in capital		10,862
Retained earnings		369
Total stockholder's equity		11,232
Total liabilities and stockholder's equity	$	7,545,537

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

IXIS Securities North America Inc. ("Company"), a New York corporation, formerly known as Caisse des Dépôts Securities Inc., is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), a futures commission merchant licensed with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company sells foreign securities on an agency basis to U.S. institutional customers that clear through IXIS Securities Paris ("IXIS Paris"), an affiliate. In addition, the Company participates in private placement and advisory activities and engages in proprietary matched book transactions using repurchase and reverse repurchase agreements collateralized by U.S. government securities. Since the Company's inception it has not conducted any commodities activities.

The Company is a wholly-owned subsidiary of IXIS Capital Markets North America Inc. ("Parent"), which is a wholly-owned subsidiary of IXIS North America Inc. ("IXIS NA"), the ultimate parent of the IXIS North America Group ("Group"). During 2004, the ownership of CDC Finance – CDC IXIS ("CDC IXIS"), the sole shareholder of the Group, changed through a partnership agreement between Caisse des Dépôts et Consignations ("CDC") and Groupe Caisses d'Epargne ("GCE"), subsequent to which CDC IXIS reorganized its businesses into three entities. The capital markets entity, IXIS Corporate and Investment Bank ("IXIS CIB") replaced CDC IXIS as the sole shareholder of IXIS NA. Regulatory approval for the ownership change was effective November 1, 2004. On December 31, 2004, CDC IXIS was absorbed into Caisse Nationale des Caisses d'Epargne ("CNCE"), a GCE holding company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. Securities purchased under agreements to resell and securities sold under agreements to repurchase are not considered cash and cash equivalents. At December 31, 2004, all cash and cash equivalents were held at major U.S. financial institutions.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements, plus accrued interest. The Company executes its repurchase agreements and reverse repurchase agreements with other members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC, manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any difference is collected from or paid to each participant.

Securities owned and sold, but not yet purchased, pledged
Securities owned are comprised of U.S. government securities. Securities transactions are recorded on the statement of financial condition at fair value on the trade date. Fair value is generally based on quoted market prices or dealer quotations. Substantially all of securities owned have been pledged under individual agreements to repurchase.

Concentrations of credit risk
The Company clears equity securities transactions through IXIS Paris, and presents fixed income securities transactions through the Government Securities Division of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. clearing bank. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company is included in the consolidated federal, New York State and New York City tax returns filed by IXIS NA

Principal transactions
Principal transactions are recorded on the trade date.

Use of estimates
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Due from Clearing Corporation

As of December 31, 2004, amounts due from (to) clearing corporation consist of the following:

	(in thousands)
Securities, at fair value	$ 14,940
Deposits	500
Margin account	(2,258)
	$ 13,182

Securities represent a U.S. Treasury Bill with a maturity of January 13, 2005, which is part of the clearing deposit requirements.

4. Related-Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables with affiliates on a net basis. At December 31, 2004, included in due to affiliates, net, the Company recorded payables to IXIS Financial Products Inc. ("IXIS FP") and IXIS NA of $17.8 million and $6.4 million, respectively.

The Company received commission revenues through IXIS CIB and IXIS Paris, who act as clearing brokers for the Company and provide execution and settlement services for the European securities trades of the Company's U.S. customers. At December 31, 2004, included in due from affiliates, net, the Company has recorded receivables from IXIS CIB and IXIS Paris of $0.1 million and $1.8 million, respectively, related to such commissions. Such amounts are not subject to the netting arrangement described above.

The Company earns investment management fees from Bloom Asset Holdings Fund ("Bloom"), a unit trust that is consolidated by an affiliate, IXIS FP. The Company earned these fees for investing the assets of Bloom in various hedge funds, on behalf of IXIS FP. At December 31, 2004, the Company recorded a receivable from Bloom of $4.5 million related to the investment management fees, included in due to affiliates, net.

During 2004, the Company entered into reverse repurchase and repurchase transactions with IXIS FP. The outstanding amount as of December 31, 2004 totaled $24.9 million which is included in securities purchased under agreement to resell.

During 2004, the Company was charged by IXIS NA for credit support and human resources, including participation in IXIS NA's Long Term Incentive Plan. In addition, the Company was charged by the Parent for management, accounting, operations, information systems, office space, legal and other support services. These expenses include salaries, bonuses, participation in the Parent's stock-based incentive plan, and other expenses.

5. Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities ("VIE") ("FIN 46") and subsequently issued a revised version in December 2003 ("FIN 46R"). FIN 46R requires a VIE, as defined, to be consolidated by a company if that company has variable interests that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns or both. As of January 1, 2005, the Company applied FIN 46R to all VIEs.

Saint-Germain Holdings ("SGH") is a non-consolidated asset-backed commercial paper conduit whose assets are fixed income securities rated AAA/Aaa or A1/P1/F1. In February 2003, the Company and SGH entered into a program administration agreement whereby the Company earns investment management fees. At December 31, 2004, commercial paper issued by SGH totaled $1.9 billion.

6. Subordinated Loans

The Company has a $25,000,000 subordinated loan agreement with the Parent. The loan has a scheduled maturity date of May 31, 2006, and carries an interest rate of three-month LIBOR plus

25 basis points. At December 31, 2004, the loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2004, $0.1 million of accrued interest payable on the subordinated loan is included in due to affiliates, net.

The Company has a $50,000,000 revolving subordinated loan agreement with IXIS Commercial Paper Corp, a related party. The loan has a scheduled maturity date of April 18, 2006, and carries an interest rate of three-month LIBOR plus 25 basis points. At December 31, 2004, the loan qualifies as equity capital for regulatory purposes. The subordinated debt obligation may only be paid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. At December 31, 2004, $0.1 million of accrued interest payable on the subordinated loan is included in due to affiliates, net.

7. Commitments

As of December 31, 2004, the Company has entered into forward starting repurchase agreements of $300,000,000 and forward starting reverse repurchase agreements of $800,000,000 in mortgage-backed securities with effective start dates subsequent to year end. Such items are not reflected in the statement of financial condition until the transaction date occurs.

8. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by IXIS NA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Service tax code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by IXIS NA. IXIS NA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive Plan administered by IXIS NA. The plan provides for grants of units, the value of which is indexed to the consolidated three-year results of the Parent. The cost of the plan is accrued by the Company over the three year vesting period of the units, and is charged to the Company.

9. Regulatory Requirements

The Company is subject to the net capital rules of the SEC and CFTC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items computed in accordance with the reserve requirements of Rule 15c3-3. The Company had no aggregate debit items for purposes of the alternative method net capital ratio as the Company acts as an introducing agent for IXIS Paris pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3. Under this arrangement, IXIS Paris clears foreign equity securities through a recognized clearing organization or corporation. At December 31, 2004, the Company

had net capital, as defined, of $78.1 million, which was $77.8 million in excess of regulatory requirements.

10. Income Taxes

The Company is included in the consolidated Federal and combined state and local income tax returns filed by IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written tax allocation agreement, benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2004, the deferred tax asset of $0.4 million is primarily related to deferred compensation.

11. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase agreements with a fair value of $7.1 billion as of December 31, 2004 which it can sell or re-pledge. These amounts are not reflected on the statement of financial condition as the Company does not own the collateral received and re-pledges the collateral only in connection with the repurchase agreements.

Substantially all of the collateral has been re-pledged to external counterparties as of December 31, 2004.

12. Securities Failed to Deliver and Receive

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and fixed income transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.